UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                  AMENDMENT NO. 1 TO
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                             INTERNATIONAL VERIFACT INC.
     ------------------------------------------------------------------------
                                   (Name of Issuer)

                              Common Stock, No Par Value
     ------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     46055K 30 0
     -----------------------------------------------------------------------
                                    (CUSIP NUMBER)

                                 Jean-Jacques Poutrel
                                 President du Conseil
                                    Ingenico S.A.
                                9, quai de Dion Bouton
                                 92816 Puteaux Cedex
                                        FRANCE
                                   33.1.47.72.56.95
     -----------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Kevin MacCarthy, Esq.
                           Kevin MacCarthy Associates, P.C.
                                  444 Madison Avenue
                              New York, New York  10022
                                    (212) 752-6700

                                   January 16, 1998
     -----------------------------------------------------------------------
               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

     -------------------------                   --------------------------
     CUSIP NO.  46055K 30 0                       PAGE  2  OF  7   PAGES
              --------------                          ----    ----
     -------------------------                   --------------------------

     ----------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Ingenico S.A.
     ----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
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        3   SEC USE ONLY

     ----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 WC (See Item 3)
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        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

     ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 France
     ----------------------------------------------------------------------
                     7   SOLE VOTING POWER
       NUMBER OF
                              1,544,416 shares (See Item 5)
        SHARES     --------------------------------------------------------
                     8   SHARED VOTING POWER
      BENEFICIALLY
                              N/A
       OWNED BY    --------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
        EACH
                              1,544,416 shares (See Item 5)
      REPORTING    --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
     PERSON WITH
                              N/A
     ----------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,544,416 shares (See Item 5)
     ----------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  [ ]
     ----------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.0%
     ----------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*

                 CO
     ----------------------------------------------------------------------


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                                                        PAGE 3 OF 7 PAGES


                            SCHEDULE 13D - AMENDMENT NO. 1

          The undersigned, Ingenico S.A. ("Reporting Person"), hereby amends its statement on Schedule 13D dated December 27, 1996 (the "Statement") relating to the shares of Common Stock (the "Common Stock"), no par value, of International Verifact Inc., a Canadian corporation ("Issuer"), as follows:

          1.   Item 4 of the Statement "Purpose of the Transaction" is hereby
                                       ----------------------------
     amended and supplemented by adding thereto the following:

          Pursuant to a Form 8-K filed by Checkmate Electronics, Inc. ("Checkmate") on January 16, 1998, Checkmate reported that it and Issuer entered into a definitive agreement to combine their companies (the "Combination Agreement"). According to the Checkmate Form 8-K: (a) the combined companies will be organized in a holding company structure with a new publicly-traded Delaware corporation, IVI Checkmate Corp. ("IVI Checkmate"), as the parent of Checkmate and Issuer, (b) under the terms of the definitive agreement, the shareholders of the Issuer will receive for each common share of the Issuer, either one share of common stock of IVI Checkmate or one exchangeable share of the Issuer which can be exchanged for one share of IVI Checkmate common stock in the future, and (c) Checkmate shareholders will receive 1.2775 shares of IVI Checkmate common stock for each Checkmate common share.

          Pursuant to the terms of the Investment Agreement which was reported in the initial Schedule 13D filed by Reporting Person, Reporting Person was entitled, among other things, to acquire additional shares of common stock of Issuer so as to allow Reporting Person to retain ownership of not less than 15% of the issued and outstanding voting, participating share capital of Issuer. In connection with the Combination Agreement, Issuer, IVI Checkmate and Reporting Person entered into an Assignment, Assumption and Consent Agreement (the "Assignment Agreement") whereby Issuer assigned to IVI Checkmate various agreements entered into between Issuer and Reporting Person, including the Investment Agreement. The Assignment Agreement provides, among other things, that:

               The parties covenant and agree that, with respect to the Investment Agreement dated December 5, 1996, as amended (the "Investment Agreement"), the effect of the Assignment Agreement shall be, as provided in the Investment Agreement, that:

                    (i)  on the Effective Date, as such term is
               defined in the Combination Agreement, IVI Checkmate shall be obliged to advise Reporting Person that its shareholdings have fallen below 15% of the issued and outstanding participating equity (which for such


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                                                        PAGE 4 OF 7 PAGES


               purposes shall include the Exchangeable Shares) of IVI Checkmate (the "15% Threshold");

                    (ii) Reporting Person shall have 10 days from the
               date it receives such notice to advise IVI Checkmate in writing whether or not it intends to exercise its Participation Right to acquire from the treasury of IVI Checkmate such additional shares of IVI Checkmate Common Stock so as to bring its holdings to the 15% Threshold;

                    (iii) if Reporting Person gives notice of its intention to increase its holdings to the 15% Threshold it shall acquire sufficient shares of IVI Checkmate Common Stock (the "Additional Shares") to achieve such from of IVI Checkmate within 90 days of the date of receipt of the notice of IVI Checkmate pursuant to clause (i) above;

                    (iv) the Additional Shares shall be purchased by
               Reporting Person for a price per share equal to the weighted average trading price of the IVI Common Shares on The Toronto Stock Exchange (the "TSE" during the 30 days preceding the notice of IVI Checkmate to Reporting Person pursuant to clause (i) above).

          2.   Item 5 of the Statement "Interest in Securities of the Issuer" is
                                       -------------------------------------
     hereby amended in its entirety to read as follows:

     "Item 5.  Interest in Securities of Issuer
               --------------------------------

               (a)-(b) The number of shares of Common Stock beneficially owned by Reporting Person and the percentage of the outstanding shares of Common Stock represented thereby are 1,544,416 and 17.0%, respectively. Reporting Person has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all of such shares.

               (c) Since October 4, 1996, Reporting Person has effected the following open market, broker confirmed transactions regarding the securities of Issuer:

      Date            Description     Shares           Price
      ----            -----------     ------           -----

      10/04/96        Acquisition     10,000           US $5.75

      11/07/96        Acquisition     10,000           US $4.80

      11/25/96        Disposition     200              US $5.64


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                                                        PAGE 5 OF 7 PAGES


      11/26/96        Disposition     500              US $5.75

      11/27/96        Disposition     500              US $5.62

      12/05/96        Acquisition     1,439,000        US $5.05

      12/30/96        Disposition     2,000            US $4.70

      9/02/97         Acquisition     1,625            US $5.29

      11/03/97        Acquisition     19,445           US $6.73

      12/17/97        Acquisition     4,000            US $7.16

      12/24/97        Acquisition     16,000           US $7.09

      2/11/98         Acquisition     47,546           US $6.97


               (d) None

               (e) Not applicable"

               3.   Item 6 of the Statement "Contracts, Arrangements,
                                             -----------------------
     Understandings or Relationships with Respect to Securities of Issuer" is
     --------------------------------------------------------------------
     hereby amended and supplemented by adding thereto the following:

          Issuer and Checkmate have entered into a Combination Agreement pursuant to which Reporting Person, Issuer and Checkmate have entered into an Assignment Agreement as described in Item 4 of the Statement as hereby amended. See Item 4.

          In connection with the transactions discussed herein, Reporting Person, Dudley L. Moore, a resident of the State of Georgia and J. Stanford Spence, a resident of the State of Texas ("Spence"), entered into a stockholders agreement dated January 16, 1998 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the parties will vote all of their shares of capital stock of IVI Checkmate then owned against any business combination involving IVI Checkmate or its subsidiaries, such as a merger or a share exchange, and will not tender their shares into, cause any of their affiliates to make, or encourage others to make, a tender or exchange offer (in which the tendering party is required to make a filing under Section 14(d)(1) of the Securities Exchange Act of 1934) in which the consideration to be received by stockholders of IVI Checkmate is less than US$15 per share in cash or other highly liquid consideration for a period ending the earlier of December 31, 1999 or 18 months from the Effective Date of the Combination Agreement. Pursuant to the Stockholders Agreement, for a period of three years from the Effective Date of the Combination Agreement the parties will vote their shares to ensure the election of Gerard Compain, the designee of Reporting Person (or any other designee of Reporting Person), Spence and George Whitton to the board of directors of IVI Checkmate; provided further that if such persons are elected to the Board of IVI Checkmate, the parties will use their best efforts to ensure the appointment of Spence as Chairman of the Board,

                                                        PAGE 6 OF 7 PAGES


     George Whitton as Vice Chairman of the Board and Gerard Compain as a member of the three-member Executive Committee of the Board.

          Reporting Person, Checkmate, IVI Checkmate, Dudley Moore and J. Stanford Spence (each a "Shareholder") also entered into a shareholders agreement dated as of January 16, 1998 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, each Shareholder will, until the termination date of such agreement, vote in favor of the Combination Agreement and will vote against any action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation of Issuer under the Combination Agreement or the Shareholders Agreement. Pursuant to the Shareholders Agreement, each Shareholder irrevocably grants such Shareholder's proxy to Checkmate and any designee of Checkmate, and appoints Checkmate and any designee of Checkmate as such Shareholder's attorney-in-fact.

          4.   Item 7 of the Statement "Material to be Filed as Exhibits" is
                                       ----------------------------------
     hereby amended and supplemented by adding thereto the following:

          7.2 Stockholders Agreement dated January 16, 1998 among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.

          7.3 Assignment Assumption and Consent Agreement dated January 16, 1998 among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.

          7.4 Shareholders Agreement dated as of January 16, 1998 among Checkmate Electronics, IVI Checkmate Corp., Ingenico, S.A., Dudley L. Moore Jr. and J. Stanford Spence, together with attached Schedule I.


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                                                        PAGE 7 OF 7 PAGES


     Signatures
     ----------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, Reporting Person certifies that the information set forth in this statement is true, complete and correct.


     Dated:  April 22, 1998



                              INGENICO, S.A.



                              By:   /s/ Gerard Compain
                                   ------------------------------
                                   Name:  Gerard Compain
                                   Title:    Executive Vice-President

                                    EXHIBIT INDEX

     7.2 Stockholders Agreement dated January 16, 1998 among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.

     7.3 Assignment Assumption and Consent Agreement dated January 16, 1998 among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.

     7.4 Shareholders Agreement dated as of January 16, 1998 among Checkmate Electronics, IVI Checkmate Corp., Ingenico, S.A., Dudley L. Moore Jr. and J. Stanford Spence, together with attached Schedule I.